RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:07 04 April 2025 RNS Number : 6270D Unilever PLC 04 April 2025 TRANSACTIONS IN OWN SECURITIES 04 April 2025 Unilever PLC (the "Company") announces today that it has purchased the following ordinary shares on the London Stock Exchange from Goldman Sachs International ( The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 03 April 2025 Number of ordinary shares purchased: 30,000 Highest price paid per share: GBP 47.8600 Lowest price paid per share: GBP 46.1900 Volume weighted average price paid per share: GBP 47.1163 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 62,464,277 of its ordinary share and has 2,506,083,542 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 47.1163 30,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies i Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 807 46.20 XLON 08 598 46.19 XLON 08 369 46.20 XLON 08 331 46.28 XLON 08 292 46.34 XLON 08 181 46.29 XLON 08 49 46.29 XLON 08 44 46.29 XLON 08 260 46.36 XLON 08 255 46.42 XLON 09 200 46.44 XLON 09 271 46.36 XLON 09 262 46.33 XLON 09 60 46.38 XLON 09 198 46.38 XLON 09 250 46.40 XLON 09 247 46.33 XLON 09 245 46.32 XLON 09 252 46.35 XLON 09 245 46.38 XLON 10 248 46.32 XLON 10 167 46.28 XLON 10 250 46.26 XLON 10 283 46.34 XLON 10 21 46.33 XLON 10 245 46.33 XLON 10 255 46.34 XLON 10 213 46.41 XLON 10 32 46.41 XLON 10 257 46.44 XLON 10 37 46.51 XLON 11 209 46.51 XLON 11 251 46.49 XLON 11 251 46.49 XLON 11 246 46.58 XLON 11 203 46.60 XLON 11 42 46.60 XLON 11 247 46.63 XLON 11 80 46.59 XLON 11 330 46.64 XLON 11 296 46.72 XLON 12 266 46.75 XLON 12 81 46.79 XLON 12 344 46.78 XLON 12 286 46.78 XLON 12 158 46.84 XLON 12 42 46.84 XLON 12 74 46.84 XLON 12 256 46.95 XLON 12 249 46.95 XLON 12 251 46.98 XLON 13 2 46.98 XLON 13 244 47.02 XLON 13 2 47.02 XLON 13 254 47.04 XLON 13 247 47.08 XLON 13 245 47.24 XLON 13 246 47.18 XLON 13 250 47.28 XLON 13 164 47.25 XLON 13 82 47.25 XLON 13 245 47.26 XLON 13 245 47.29 XLON 13 246 47.28 XLON 14 76 47.23 XLON 14 333 47.19 XLON 14 124 47.23 XLON 14 164 47.23 XLON 14 266 47.28 XLON 14 199 47.28 XLON 14 67 47.28 XLON 14 254 47.38 XLON 14 200 47.41 XLON 14 57 47.41 XLON 14 249 47.46 XLON 14 249 47.36 XLON 14 249 47.36 XLON 14 260 47.37 XLON 14 253 47.36 XLON 14 81 47.31 XLON 14 166 47.31 XLON 14 163 47.35 XLON 14 84 47.35 XLON 14 254 47.37 XLON 14 252 47.42 XLON 14 255 47.39 XLON 14 245 47.42 XLON 14 255 47.49 XLON 14 252 47.48 XLON 14 247 47.51 XLON 14 248 47.53 XLON 14 162 47.60 XLON 14 162 47.60 XLON 14 138 47.60 XLON 14 273 47.60 XLON 15 258 47.59 XLON 15

246 47.61 XLON 15 245 47.67 XLON 15 259 47.57 XLON 15 258 47.58 XLON 15 3 47.58 XLON 15 252 47.58 XLON 15 258 47.48 XLON 15 245 47.53 XLON 15 261 47.55 XLON 15 162 47.63 XLON 15 295 47.70 XLON 15 322 47.74 XLON 15 300 47.69 XLON 15 249 47.67 XLON 15 323 47.68 XLON 15 24 47.68 XLON 15 320 47.75 XLON 15 285 47.83 XLON 15 25 47.83 XLON 15 293 47.70 XLON 15 308 47.71 XLON 15 156 47.65 XLON 15 162 47.65 XLON 15 306 47.67 XLON 16 298 47.70 XLON 16 297 47.74 XLON 16 303 47.75 XLON 16 304 47.75 XLON 16 198 47.84 XLON 16 110 47.84 XLON 16 322 47.86 XLON 16 291 47.82 XLON 16 78 47.83 XLON 16 183 47.83 XLON 16 45 47.83 XLON 16 324 47.78 XLON 16 297 47.76 XLON 16 304 47.75 XLON 16 462 47.73 XLON 16 10 47.73 XLON 16 64 47.70 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.